Timothy B. Bancroft

tbancroft@goulstonstorrs.com

(617) 574-3511 (Direct)

September 22, 2017

VIA EDGAR and EXPRESS COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:                    Jan Woo, Legal Branch Chief

Re:                             Sogou Inc.

Draft Registration Statement on Form F-1

Submitted August 14, 2017

CIK No. 0001713947

Dear Ms. Woo:

On behalf of our client Sogou Inc., a Cayman Islands company (“Sogou” or the “Company”), we are transmitting with this letter a draft of a Registration Statement on Form F-1 (the “Form F-1 Draft #2”) with revisions to the draft Form F-1 submitted to the SEC’s Division of Corporation Finance (the “Staff”) on August 14, 2017.

The Form F-1 Draft #2 and this letter together reflect Sogou’s responses to the comments contained in a letter from the Staff to Xiaochuan Wang, dated September 8, 2017 (the “Comment Letter”) and additional comments relayed to the undersigned by Ms. Ji Shin by phone on September 12, 2017.

We have indicated in the relevant responses those revisions to the Form F-1 Draft #2 that Sogou made in response to the Comment Letter and the additional phone comments.  The Form F-1 Draft #2 also includes various other changes and updates to Sogou’s initial submission, including financial statements of Sogou for the six months ended June 30, 2017. We are also submitting to the Staff via express courier four hard copies of this letter and of the Form F-1 Draft #2, together with copies of the Form F-1 Draft #2 that are marked to indicate changes to the draft Form F-1 submitted on August 14, 2017.

Sogou’s responses to the Comment Letter are set forth below.  These responses are numbered so as to correspond to the comment numbers in the Comment Letter, adjusting page references to the Form F-1 Draft #2 for convenience of reference.

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

September 22, 2017

RESPONSES TO COMMENT LETTER

Staff Comment:

Cover Page

1.                                      Please disclose on the cover page the voting power you expect Sohu.com, Tencent Holdings Limited and management to hold after the offering.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff to the preliminary prospectus cover page of the Form F-1 Draft #2.

Prospectus Summary

Overview, page 1

Staff Comment:

2.                                      Your claims of leadership and market position are based on iResearch’s MAU/DAU data for June 2017. Please tell us whether your market position has been consistent in prior periods. To the extent that it has been different in prior periods, please disclose that fact.

Sogou Response:

Sogou confirms that its market position, based on iResearch data for MAU/DAU, has been stable since January 2017.  Although iResearch has not produced market position data for the Company for periods prior to January 2017, the Company believes, based on its own estimates, that for at least the past twelve months it has been among the top five largest Internet companies in China based on MAU, that Sogou Search has been the second largest search engine in China by mobile queries, and that Sogou Input method has been the largest Chinese input software by both mobile and PC MAUs.

Staff Comment:

3.                                      If material, please include a brief summary of the pending legal proceedings between you and Baidu regarding patent infringement, as well as the proceedings between you and Baidu, UCWeb and Qihoo 360 Technology Co., Ltd. regarding unfair competition. See 1(c)(v) of Instructions as to Summary Prospectuses of Form F-1.

Securities and Exchange Commission

September 22, 2017

Sogou Response:

Sogou advises the Staff that it does not consider the pending legal proceedings between the Company and Baidu regarding patent infringement, or the proceedings between the Company and Baidu, UCWeb, and Qihoo 360 Technology Co., Ltd. regarding unfair competition, to be material to the Company.  As stated on page 116 of the Form F-1 Draft #2, the Company’s management believes that the total liabilities to the Company that may arise as a result of all currently pending legal proceedings (which include the proceedings referenced by the Staff) are not reasonably likely to have a material adverse effect on the Company’s business, financial condition, results of operations, and cash flows. Management made its assessment of the pending proceedings with the assistance of Sogou’s external PRC legal counsel. The Company made the decision to mention the referenced legal proceedings in the risk factor on page 16 of the Form F-1 Draft #2 and in the financial statement footnotes on pages F-54 and F-95 primarily because, as these proceedings involve the Company’s two primary competitors (Baidu and UCWeb), the Company believed that they could serve as a useful and informative illustration of the types of litigation to which the Company is exposed from time to time.

Staff Comment:

4.                                      You note you will be a controlled company upon the completion of the offering. Please disclose in the prospectus summary that you intend to rely on the exemptions from corporate governance requirements available to controlled companies.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff on page 6 of the Form F-1 Draft #2.

Risk Factors

Risks Related to Our Business

“Industry data, projections, and estimates...,” page 17

Staff Comment:

5.                                      You caution investors not to place undue reliance on industry data, projections and estimates. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 49.

Securities and Exchange Commission

September 22, 2017

Sogou Response:

In response to the Staff’s comment, Sogou has revised the referenced risk factor, which is on page 15 of the Form F-1 Draft #2, so that it focuses primarily on three key points: that Sogou has not independently verified data obtained from third-party sources, that measurements of data such as market size may vary depending on the types of metrics used, and that investors should not place undue reliance on projections of market growth.  Also in response to the Staff’s comment, Sogou has deleted the last sentence from “Special Note Regarding Forward-Looking Statements” on page 51 of the Form F-1 Draft #2.

“We are an ‘emerging growth company’...,” page 48

Staff Comment:

6.                                      Please expand the risk factor to clarify when you will cease to be an emerging growth company and the implications of not being an emerging growth company.

Sogou Response:

In response to the Staff’s comment, Sogou has added the disclosure suggested by the Staff on page 47 of the Form F-1 Draft #2.

Use of Proceeds, page 50

Staff Comment:

7.                                      To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your research and development efforts, sales and marketing, and for general corporate purposes. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 3.C of Form 20-F. Further, please quantify the amount of offering proceeds that you may contribute or loan to your subsidiaries or VIE without needing to seek additional approvals.

Sogou Response:

In response to the Staff’s comment, Sogou has added to pages 8 and 52 of the Form F-1 Draft #2 a breakdown of the Company’s current intention as to the use of proceeds from the offering. The Company will insert dollar figures into this disclosure upon the first live filing of Form F-1 that includes an estimated IPO price range.

Sogou advises the Staff that, although making capital contributions to Sogou’s PRC subsidiaries will require registrations and/or filings with the SAFE, one of its local branches, or an authorized bank and with the MOFCOM

Securities and Exchange Commission

September 22, 2017

or one of its local branches, no additional governmental approvals will be required for the net proceeds of the offering to be transferred to the Company’s PRC subsidiaries through capital contributions. Except for registrations and/or filings with the SAFE or one of its local branches, transfers of the net proceeds through loans to the PRC subsidiaries and VIEs may also be made without governmental approval, but there are specified statutory limits on the amounts that may be so loaned and converted into RMB. In view of the Staff’s comment, Sogou has revised the disclosure in the “Use of Proceeds” section on page 52 of the Form F-1 Draft #2 to describe more succinctly the applicable regulatory requirements. As Sogou expects that it will transfer the net proceeds of the offering to its entities in the PRC primarily through capital contributions to its PRC subsidiaries, Sogou has not revised the disclosure in the Use of Proceeds section to quantify the amounts of the applicable statutory limits for loans. Sogou instead has stated the amounts of those limits in the corresponding risk factor on page 35 of the Form F-1 Draft #2, which is cross-referenced in the Use of Proceeds section.  Sogou has also revised the risk factor to state the applicable regulatory requirements more clearly.

Our Subsidiary and VIE Structure, page 59

Staff Comment:

8.                                      Please disclose whether the VIE agreements are valid, legally binding and enforceable, as provided in the opinion of Commerce & Finance Law Offices filed as Exhibit 99.1.

Sogou Response:

In response to the Staff’s comment, Sogou has added disclosure to page 63 of the Form F-1 Draft #2 that in the opinion of Commerce & Finance Law Offices the VIE agreements are valid, legally binding, and enforceable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 66

Staff Comment:

9.                                      You indicate on page F-49 that you recorded a valuation allowance against your deferred tax assets due to the uncertainty as to the success of your search and search-related businesses due to intense competition in the search industry and based on your estimate of the operating performance of your PRC entities. Please explain to us more specifically why these deferred tax assets are not expected to be realized. Revise to explain and quantify any related known trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations or that would cause reported financial information to not necessarily to be indicative of future operating results or financial condition. Refer to Item 5.D of Form 20-F and

Securities and Exchange Commission

September 22, 2017

Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Sogou Response:

In response to the Staff’s comment, Sogou has revised the relevant language on page F-49 of the Form F-1 Draft #2 to make clearer the process that it followed at arriving at the valuation allowances for deferred tax assets.

Sogou advises the Staff that as of December 31, 2014, 2015, and 2016, all deferred tax assets of the Sogou Group were for PRC entities within the Sogou Group. The need to establish a valuation allowance for deferred tax assets was evaluated by each individual PRC entity within the Sogou Group, as each of them is a separate tax-paying component within the PRC. For some of the PRC entities, no valuation allowance was considered necessary, as they had made profits during each of the reporting periods. For the others, given that they were either in a cumulative loss position, or lacked a continuous profit-making history, a valuation allowance was fully provided, as it was determined for these entities that it was more likely than not that the tax assets would not be recovered. The assessments as to the individual entities do not represent the overall trend of the Sogou Group as a whole. As of December 31, 2016, Sogou did not identify any uncertainty as to the success of the Sogou Group’s search and search-related business.

Sogou advises the Staff that it has not identified any known trends, events, or uncertainties that are expected to have a material impact on the liquidity, capital resources, or results of operations of Company, or that would cause the Company’s reported financial information to not necessarily be indicative of the Company’s future operating results or financial condition, that are not disclosed in the Form F-1 Draft #2.

Ability to improve user experience, page 66

Staff Comment:

10.                               Please consider disclosing DAUs for Mobile Search and Sogou Mobile Keyboard, as well as the MAUs and DAUs for PCs for the periods you present MAUs for Mobile Search and Sogou Mobile Keyboard. In this regard, we note that you state that in June 2017, Sogou Input Method had 283 million mobile DAUs and 88 million PC DAUs and that it was the number two PC software in China by DAU and the number three mobile application in China by DAU in June 2017, according to iResearch.

Securities and Exchange Commission

September 22, 2017

Sogou Response:

Sogou has considered the Staff’s comment regarding mobile search and Sogou Mobile Keyboard, and has added DAUs for Sogou Mobile Keyboard for the periods presented to page 69 of the Form F-1 Draft #2. Sogou respectfully advises the Staff that the Company generally does not track DAUs for mobile search, because it believes that MAUs is a better measure of the user base over time, as MAUs for search tend to be relatively stable from period to period, whereas DAUs can be volatile. Sogou also believes that reporting MAUs, and not DAUs, for search is consistent with industry practice in general.  However, Sogou believes that there is a benefit to providing DAUs, as well as MAUs, for Sogou Mobile Keyboard because Sogou Mobile Keyboard is a tool that is widely used by many users on a daily basis fairly consistently, so tracking DAU can provide additional relevant information.

Regarding the Staff’s suggestion that Sogou provide MAUs and DAUs for PCs, Sogou respectfully advises the Staff that it would prefer to not report MAUs or DAUs for users who access its services through PCs. Sogou’s view is that the use of PCs for accessing the Internet will at best remain flat or continue to decline for the industry due to the transition from PC to mobile and that, in tandem with the prevailing industry trends in the PRC, Sogou’s future growth will come from users of mobile devices.  Accordingly, Sogou measures its business primarily from the perspective of mobile traffic, and focuses its competitive efforts on services to be accessed through mobile devices. Sogou believes that it is also consistent with prevailing current industry practice to not report PC MAUs or DAUs separately, as mobile data is more representative of the latest trends in the Internet industry, including the focus on mobile for future growth.

Business, page 88

General

Staff Comment:

11.                               You disclose on page 83 that your accounts receivable from the top three customers represented 67%, 59%, and 54%, respectively, of your aggregate accounts receivable balances in fiscal years 2014, 2015 and 2016, and a single customer accounted for 54%, 45%, and 37%, respectively, of such balance. Disclose whether you are dependent on any contracts with significant customers and consider whether risk factor disclosure regarding your dependence on a limited number of customers is necessary. See Item 4.B.6 and Item 3.D of Form 20-F.

Securities and Exchange Commission

September 22, 2017

Sogou Response:

Sogou advises the Staff that it is not dependent on any contracts with significant advertising customers, and that no one customer accounts for more than 10% of Sogou’s revenues.  In response to the Staff’s comment, Sogou has revised the referenced disclosure, on page 91 of the Form F-1 Draft #2, to include a statement to that effect, and to make it more clear that the primary reason for the concentration of accounts receivable among a small number of customers is that Sogou requires all of its small and medium enterprise advertisers to pay for advertising services up front, and excepts from the up-front payment requirement only a small pre-selected number of its largest customers, or “Key Accounts.”

Overview

Staff Comment:

12.                               Please consider disclosing the total number of search page views and the number of mobile search page views to provide investors insight into absolute growth in addition to growth rates.

Sogou Response:

Sogou advises the Staff that Sogou tracks search page views and mobile search page views internally for management to assess the growth of its online search business, and wishes to disclose in the prospectus the growth rates represented by increases in these measures to demonstrate Sogou’s growth in the past few years. However, Sogou believes that counting methodologies for search page views and mobile search page views vary among online search companies, and there is not a generally accepted standard in the Internet industry. As a result, the Company believes that Sogou’s calculation of absolute numbers of search page views and mobile search page views may not be comparable to similarly-named measures presented by other Internet companies.  Sogou believes that disclosure of actual numbers of these two internal measures in the prospectus would create confusion to investors, and therefore respectfully advises the Staff that it would prefer to not disclose the number of total search page views and the number of mobile search page views.

Securities and Exchange Commission
September 22, 2017

Our Industry

AI and Big Data are Creating New Opportunities

AI will improve the online search experience and broaden the capabilities of search, page 86

Staff Comment:

13.                               Please consider disclosing the market size for newsfeeds and Internet finance in China, rather than only the CAGR, as you have disclosed the smart hardware market size.

Sogou Response:

Sogou has revised the disclosure on page 94 of the Form F-1 Draft #2 in accordance with the Staff’s comment.

Management

Compensation of Directors and Executive Officers, page 135

Staff Comment:

14.                               We note that Sohu.com Inc. disclosed the executive compensation for Xiaochuan Wang, your Chief Executive Officer, for fiscal years 2014-2016 in Sohu.com Inc.’s Form 10-K for the fiscal year ended December 31, 2016. Please disclose Mr. Wang’s compensation on an individual basis since this information has been publicly disclosed. See Item 6.B.1 of Form 20-F.

Sogou Response:

In response to the Staff’s comment, Sogou has added to page 143 of the Form F-1 Draft #2 disclosure regarding Mr. Wang’s compensation for 2016.

Related Party Transactions

Voting Agreement between Sohu and Tencent, page 139

Staff Comment:

15.                               You state that the Voting Agreement provides that for so long as Sohu or Tencent holds not less than 15% of your issued shares, consent from Sohu or Tencent (as applicable) will be required for the actions set forth on page 139 and that the majority-consent provisions have the effect of requiring that Tencent’s approval be obtained for any such actions. Please explain why you refer to majority-consent provisions, when it appears that neither Sohu nor Tencent will hold majority

Securities and Exchange Commission
September 22, 2017

control under these circumstances. Also explain why you state that these provisions have the effect of requiring Tencent’s approval, when it appears that Sohu may also approve these actions.

Sogou Response:

In response to the Staff’s comment, Sogou has revised the disclosure on page 147 of the Form F-1 Draft #2 to remove references to majority consent, and to make it clear that the consent provisions affect both Sohu and Tencent.

Staff Comment:

16.                               Please revise to disclose in the prospectus the provisions set forth in Section 5.2 of the Form of Voting Agreement filed as Exhibit 10.6. Also clarify whether the Companies Law requires shareholder approval for certain corporate actions set forth in Section 5.1 of the Voting Agreement.

Sogou has revised the disclosure on page 147 of the Form F-1 Draft #2 in accordance with the Staff’s comment.

Business Collaboration with Tencent, page 140

Staff Comment:

17.                               Please disclose the expenses paid to Tencent under your business collaboration arrangements for the periods presented. Also disclose the expenses paid to Sohu and Tencent for online advertising services, joint operation of online games, and other related services. See Item 7.B.1 of Form 20-F.

Sogou Response:

In response to the Staff’s comment, Sogou has added to page 149 of the Form F-1 Draft #2 disclosure of the amounts paid to Tencent under Sogou’s business collaboration arrangements with Tencent.

Sogou advises the Staff that the arrangements with Sohu and Tencent for online advertising services, joint operation of online games, and other related services are ordinary course arrangements consistent with Sogou’s arrangements with other third parties for similar services and that Sogou does not consider the amounts paid to Sohu and the amounts paid to Tencent under these arrangements to be, individually or in the aggregate, material to Sogou, to Sohu, or to Tencent.  Sogou accordingly respectfully advises the Staff that it does not believe that separate disclose of such amounts is required in the prospectus pursuant to Item 7.B.1 of Form 20-F.  However, Sogou notes for the

Securities and Exchange Commission
September 22, 2017

Staff’s information that such amounts nevertheless will be available to investors, as they are listed separately in the related party transaction footnote on pages F-52 and F-93 of the Form F-1 Draft #2.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

w. Income Taxes and Uncertain Tax Positions

Uncertain Tax Positions, page F-22

Staff Comment:

18.                               You disclose that you did not have any significant unrecognized uncertain tax positions. Please clarify whether you have recognized a liability for any unrecognized tax benefits. If so, provide the disclosures in ASC 740-10-50-15 and 50-15A.

Sogou Response:

Sogou advises the Staff that Sogou did not recognize a liability for any unrecognized tax benefits as of December 31, 2014, 2015, and 2016.  Sogou has added language to this effect to the relevant financial statement footnotes on page F-22 of the Form F-1 Draft #2.

Note 17. Taxation

Composition of Income Tax Expense, page F-48

Staff Comment:

19.                               Please separately disclose foreign income taxes and other income taxes for each major component of income tax expense, with foreign income defined as income generated from operations that are located outside your home country. Refer to Rule 4-08(h)(1) of Regulation S-X.

Sogou Response:

Sogou advises the Staff that all income taxes for the years presented were PRC income taxes.  In response to the Staff’s comment, Sogou has added language to make this clear in the referenced financial statement footnote on page F-48 of the Form F-1 Draft #2.

Securities and Exchange Commission
September 22, 2017

Note 23. VIEs [Now Note 22]

c. Risks in Relation to the VIE Structure, page F-60

Staff Comment:

20.                               Please revise to describe the unrecognized revenue-producing assets held by the VIEs, such as licenses, trademarks, other intellectual property, facilities, or assembled workforce. Refer to ASC 810-10-50-5A.d.

Sogou Response:

Sogou advises the Staff that the unrecognized revenue-producing assets held by the VIEs include certain licenses for the provision of content over the Internet and certain other licenses, patents, trademarks, copyrights, domain names, and trade secrets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred.

In response to the Staff’s comment, Sogou has added language to page F-60 of the Form F-1 Draft #2 describing these unrecognized revenue-producing assets held by the VIEs.

Part II — Information Not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules, page II-1

Staff Comment:

21.                               Please file your agreements with Tencent, including the agreements that govern your business collaboration arrangements regarding Sogou Search, as well as the agreements regarding your online advertising services, joint operation of online games and other related services. These appear to be related party agreements that should be filed as exhibits. Refer to 4(b)(i) to the Instructions to Exhibits of Form 20-F.

Sogou Response:

Sogou has included the business collaboration agreements with Tencent regarding Sogou Search as exhibits to the Form F-1 Draft #2 in accordance with the Staff’s comments, subject to a separate request for confidential treatment of a portion of one of such agreements.  Sogou advises the Staff that it is not filing as exhibits any documents relating to its arrangements with Tencent regarding online advertising services, joint operation of online games, and other related services, because, as noted in the response to Comment 17, Sogou does not consider these arrangements to be material to Sogou or to Tencent.

Securities and Exchange Commission
September 22, 2017

General

Staff Comment:

22.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Sogou Response:

Sogou acknowledges the Staff’s comment and will supplementally provide copies of all written communications that Sogou, or anyone authorized to do so on Sogou’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. To date, there have been none so presented or distributed. However, Sogou is supplementally providing to the Staff copies of the presentation materials that were displayed visually during certain “testing-the-waters” meetings but were not distributed as written communications to participants. Sogou respectfully requests that the Staff destroy such materials upon completion of the Staff’s review.

Staff Comment:

23.                               Please supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Sogou Response:

Sogou advises the Staff that it will provide to the Staff supplementally copies of any graphics or artwork it intends to use in the prospectus when any such graphics and artwork are prepared.

In accordance with a Staff comment relayed to the undersigned in a telephone call with Ms. Ji Shin of the Staff on September 12, 2017, Sogou has moved the section entitled “Conventions that Apply to this Prospectus” until after “Risk Factors” in the Form F-1 Draft #2.  Sogou has also considered the Staff’s comment relayed by Ms. Shin that Sogou may want to consider whether there are any published equity indexes that would otherwise include Sogou’s ADSs, but that might exclude the ADSs because of the Company’s dual-class share structure and, if so, whether a risk factor on the subject might be advisable. While Sogou is not certain whether there are any such indexes that would exclude Sohu’s ADSs, in response to the Staff’s comment Sogou has added a risk factor on page 44 of the Form F-1 Draft #2.

Securities and Exchange Commission
September 22, 2017

Please feel free to contact me by phone at (617) 574-3511 or by email at tbancroft@goulstonstorrs.com should you require additional information or have any questions regarding this letter or the transmitted materials.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:                    Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Senior Staff Accountant
Ji Shin, Attorney-Advisor
Xiaochuan Wang, Chief Executive Officer, Sogou Inc.
James (Xiufeng) Deng, Chief Financial Officer, Sogou Inc.
Joe (Yi) Zhou, Sogou Inc., Deputy Chief Financial Officer, Sogou Inc.
Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP
James C. Lin, Esq., Davis Polk & Wardwell LLP
Li He, Esq., Davis Polk & Wardwell LLP